        Exhibit 19
Insider Trading Policy
Purpose
Compliance with the U.S. securities laws is an area of critical importance to Hewlett Packard Enterprise Company (“HPE”). In furtherance of that goal, HPE has developed this policy (the “Policy”) to help its directors, officers and employees comply with the federal securities laws and the rules of the U.S. Securities and Exchange Commission (“SEC”) relating to insider trading.
It is important that you understand the breadth of activities that constitute illegal insider trading and the consequences, which can be serious. The U.S. Department of Justice (“DOJ”), the SEC, the New York Stock Exchange (“NYSE”), and the Financial Industry Regulatory Authority (“FINRA”) all investigate and are very effective at detecting insider trading violations. Cases have been successfully prosecuted against individuals as a result of trades involving only a small number of shares.
There are no exceptions to this Policy, even for situations that may seem necessary or justifiable (such as the need to raise money for an emergency expenditure) or small transactions. If material non-public information is inadvertently disclosed – no matter what the circumstances – the person making or discovering that disclosure should immediately report the disclosure to HPE’s Insider Trading Compliance at InsiderTrading.Compliance@hpe.com.
Scope
During the course of your association with HPE, you may receive important information that has not yet been publicly announced by HPE or concerning other publicly traded companies with which HPE has business dealings (“material non-public information”). This Policy prohibits the purchase or sale of HPE securities, or securities of any Business Partner (as defined below in Section 7), while you are aware of material non-public information concerning HPE or such other publicly traded company which you acquired as a result of performing your duties at HPE. This Policy must be followed by all full- and part-time HPE employees and contractors, all members of the HPE Board of Directors, and all of HPE’s external advisors (all of which are collectively referred to in this policy as “covered persons”).
This Policy also applies to (i) anyone who lives in a covered person’s household and any family members who do not live with a covered person, but whose transactions in HPE securities or the securities of Business Partners are directed by, or are subject to, a covered person’s influence or control, such as parents or children who consult with the covered person before they trade in HPE securities (collectively, “Family Members”) and (ii) entities controlled by a covered person or the covered person’s Family Members (“Related Entities”). It is your obligation to make Family Members and Related Entities aware of, and understand and comply with, the provisions and obligations of this Policy.

1.Prohibited Activity.
The U.S. securities laws prohibit any person from trading in securities of an issuer while the person is aware of material non-public information about that issuer. A covered person who is aware of material non-public information about HPE may not legally trade in HPE securities until a reasonable time (usually 24 hours) after HPE discloses the information to the public. The same trading restrictions that apply to covered persons under the U.S. insider trading laws also apply to Family Members and Related Entities. In addition, covered persons who are aware of material non-public information when their employment or other service relationship with HPE terminates may not trade in HPE securities until that information has been publicly disclosed or is no longer material.
U.S. insider trading laws also prohibit “tipping,” which covers disclosing or passing material non-public information to others or making recommendations to others about the purchase or sale of HPE securities while a person is aware of material non-public information, and such other persons then trade in HPE securities or the securities of Business Partners (a “tippee”). This behavior is prohibited, even if you do not receive a benefit or the tippee does not receive a benefit from the transaction. This Policy also prohibits you from causing another person to trade on the basis of material non-public information.
U.S. insider trading laws apply to people outside the U.S. who trade within the U.S. Similar laws in other countries may apply to trading by covered persons who are located in those countries or to trades on exchanges that are located there. In addition, Member States of the European Union have implemented legislation restricting insider trading, and many other European countries apply similar laws.
2.Material Information.
Information is “material” if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision (i.e., to buy, hold or sell securities), or there is a substantial likelihood that the information would have been viewed by a reasonable investor as having significantly altered the total mix of information made available. Any information that could be expected to affect the price of a security, whether it is positive or negative, should be considered material. The below list contains some examples of information that ordinarily would be regarded as material:
•Consolidated reported worldwide, reporting segment or regional revenue, margins, earnings or other significant financial information, including guidance, projections, and/or forecasts;
•Mergers, acquisitions, tender offers, joint ventures or changes in assets;
•Major new products or discoveries;
•Significant customer or supplier news;
•Changes in control or changes in executive management;
•Changes in auditors or auditor resignation;
•Events affecting HPE’s securities, such as a change in dividend policy, the declaration of a stock split or stock dividend, the approval of a repurchase plan, or an offering of additional securities;
•Actual or threatened major litigation or the resolution of such litigation;

•Knowledge of a significant data security, privacy or cybersecurity incident; or
•Communications with government agencies.
The foregoing list is not exhaustive; other kinds of information also may be material, depending on their quantitative and qualitative significance. Covered persons’ transactions will be scrutinized after the fact, with the benefit of hindsight. As a practical matter, before engaging in any transaction, all covered persons should carefully consider how enforcement authorities and others might view the transactions in hindsight. Questions concerning the materiality of particular information should be resolved in favor of concluding that it is material. When in doubt, it is best not to transact in HPE securities.
3.Non-public Information.
Non-public information is information that has not been disseminated in a manner making it generally available to investors and giving them a reasonable time to react to the information. Generally speaking, information will be considered publicly disseminated after one full trading day has elapsed since the date of public disclosure of the information. For example, if the release/call/filing occurs prior to the market opening on a Wednesday, the blackout ends at the close of regular trading on Wednesday, and a covered person could resume trading on the following Thursday (assuming the covered person is not otherwise aware of material non-public information).
An SEC filing, a widely disseminated HPE press release or a properly noticed, publicly available webcast generally are acceptable methods of disseminating information such that, following such dissemination and the passage of the time period noted above, the information will no longer be considered non-public. However, information disseminated solely through other methods, such as a posting on HPE’s internal or external website or in a meeting, conference or presentation not open to the general public or major media, likely would not satisfy this requirement.
4.Trading Activities.
Trading activities in HPE securities that are prohibited while a covered person is aware of material non-public information (and during any applicable closed trading window, as discussed below) include:
•Buying or selling HPE shares in the open market (including short selling of HPE securities);
•Buying or selling HPE debt securities (debentures, bonds or notes);
•Selling shares that were purchased upon exercise of an HPE stock option;
•Making a cash payment to avoid the sale or withholding of HPE shares that would otherwise have been executed by HPE on behalf of the covered person to cover amounts that must be withheld for the payment of taxes upon the vesting of a stock award (a covered person may elect to pay (or pre-pay) the tax that will be due when a stock award vests, provided that (i) the election is made during an open trading window and when the covered person is not aware of any material non-public information about HPE, and (ii) the election is irrevocable such that it will result in the automatic payment of such tax in cash at the time of vesting without any further action by the covered person);
•Increases or decreases in the portion of an HPE employee’s periodic contributions to HPE’s 401(k) plan for the U.S. that will be allocated to an HPE stock fund account;

•Increases (including new enrollment) or decreases in the HPE employee’s periodic contribution rate to the HPE employee stock purchase plan;
•Borrowing money against a 401(k) plan account or prepaying a 401(k) plan loan where the borrowing or loan prepayment will result in the increase or decrease of the funds in an HPE stock fund account in the 401(k) plan;
•Transferring funds to or from an HPE stock fund account in the 401(k) plan; enrolling in the HPE employee stock purchase plan;
•Selling HPE shares purchased under the HPE employee stock purchase plan;
•Gifts of HPE shares; and
•Voluntary purchases resulting from any additional contributions made to the HPE dividend reinvestment plan.
Trading activities in HPE securities that are not prohibited while a covered person is aware of material non-public information (and that are not prohibited during any applicable closed trading window, as discussed below) include:
•Regular, continuing purchases of HPE shares through HPE’s employee stock purchase plan are not prohibited if the HPE employee already is enrolled in the plan;
•Purchases of HPE shares under HPE’s 401(k) plan for the U.S. resulting from periodic contributions to the plan pursuant to automatic payroll deductions;
•Purchases, without sale, of shares through the exercise of an HPE stock option, where such exercise also does not involve the sale of any shares;
•Automatic purchases of HPE shares under the HPE dividend reinvestment plan resulting from the reinvestment of dividends paid on HPE shares; or
•Trades pursuant to a pre-approved Rule 10b5-1 trading plan (as discussed below).

This Policy does not apply to the vesting of restricted stock or the vesting and delivery of restricted stock units and performance-based equity awards. This Policy does apply, however, to any market sale by a covered person of any stock underlying such equity awards, even if the sale is to satisfy any tax obligations arising with respect to the equity awards. For the avoidance of doubt, the foregoing prohibition does not apply to the exercise of a tax withholding right pursuant to which you elect to have HPE withhold shares of common stock subject to such equity awards to satisfy tax withholding requirements.
5.Trading Windows.
HPE imposes quarterly “trading windows” on certain individuals, including:

•Members of the HPE Board of Directors;
•HPE executives who are designated by the Board of Directors as “officers” pursuant to Section 16 of the Exchange Act (collectively, the “Section 16 Officers” and, together with the members of the Board of Directors, the “Section 16 Insiders”);
•HPE vice presidents (including non-Section 16 Officer executive vice presidents and senior vice presidents);
•HPE director-level employees;
•Employees in the Legal Department at the “strategist” job level; and
•All other employees and other covered persons with access to some or all of the following interim financial data about HPE’s fiscal quarter-to-date results:

oHPE worldwide or regional consolidated top and/or bottom line financial information; or
oHPE worldwide top and/or bottom line financial information for one or more reporting segments.
Those persons and their Family Members and Related Entities may trade HPE securities only during the period that the trading window is “open” and only if they are not then aware of any material non-public information about HPE. HPE’s quarterly trading windows tentatively open with the market 24 hours after quarterly or annual earnings results are released and close on the last trading day of the second month of the fiscal quarter.
A trading calendar specifying the period of each quarterly trading window will be published in advance of each fiscal year and will be posted on the Insider Trading Compliance site. Additionally, trading window notices are sent quarterly before the earnings release to all persons who have been identified as being subject to trading window restrictions, notifying them of the period that their trading window will be open during the next quarter. Such notifications will also be published on the Insider Trading Compliance site. However, each such person is required to comply with the trading window during a particular quarter, even if he or she did not receive a trading window notice. Any failure to review, or the failure of HPE to provide, periodic notices and/or memorandums regarding quarterly trading windows is not an excuse for failure to comply with this Policy.
In addition to adhering to the quarterly trading windows, please note that special blackout periods may be imposed from time to time if, in the judgment of Internal Trading Compliance or the Deputy General Counsel, Corporate Securities and M&A, there exists undisclosed information that would make trading in HPE securities inappropriate for certain or all covered persons. The fact that a special blackout period has been imposed, or that a quarterly trading window has been shortened, should itself be considered material non-public information.
Even during an open trading window when a blackout period is not in effect, at no time may covered persons (including their Family Members and Related Entities) trade in HPE securities when aware of material non-public information about HPE. For example, a person that is aware that HPE is about to sign and announce a large acquisition should not trade in HPE securities until the transaction is signed and announced or negotiations are terminated, regardless of whether the trading window is open or closed.
6.Pre-Clearance and Advance Notice
In order to avoid unintentional violations of federal securities laws, the Section 16 Insiders are required to pre-clear any transaction (i.e., sales, purchases or gifts in HPE securities) with Insider Trading Compliance at InsiderTrading.Compliance@hpe.com before engaging in the transaction. Pre-clearance is required so that HPE will be in a position to aid the individual in determining whether material non-public information exists, avoiding short-swing profit recovery, and assuring that appropriate Form 4, Form 5 and Form 144 filings are timely made with the SEC, if required. If a Section 16 Insider’s request to transact in HPE securities is approved, such approval will remain in effect until the earlier of the then-open trading window closure or the Section 16 Insider learns of any material non-public information.
7.Trading in Securities of Other Companies.
HPE policy prohibits trading in the securities of any company (i) with which HPE does business, such as customers, channel partners, suppliers, and other business partners or (ii) that is involved in a potential transaction or business relationship with HPE, such as potential acquisition targets (such companies, “Business Partners”), by persons who are aware of material non-public information about such company acquired as a result of performing his or her duties at HPE. To facilitate compliance with these restrictions, HPE may impose temporary trading windows on covered persons who are working on transactions involving HPE and one or more other publicly traded companies in the situation referenced in clause (ii) above. If that occurs, those covered persons will be notified that they may not trade in the securities of such other company until all material non-public information about the transaction and that company is no longer non-public or no longer material. In addition, if the transaction is potentially material to HPE, the temporary trading restriction also may extend to trading in HPE securities.
You should also be aware that insider trading includes situations where, among other things, the individual trades in the securities of other companies that are economically-linked to HPE (e.g., competitors) based on material non-public information concerning HPE or its securities obtained as a result of performing his or her duties at HPE.
8.Prohibited Transactions.
Covered persons may not engage in any of the following transactions at any time:
Short Sales
Short sales of HPE’s securities evidence an expectation on the part of the seller that the securities will decline in value. Short sales of HPE’s securities may also be a signal to the market that the seller does not have confidence in HPE or its prospects. In addition, short sales of HPE securities may reduce the seller’s incentive to improve HPE’s performance since the seller can benefit from a decline in the value of HPE’s securities. For these reasons, short sales of HPE’s securities by covered persons are prohibited.
Options
A transaction in options (other than options granted under an HPE stock option plan) is, in effect, a bet on the short-term movement of HPE’s stock and, therefore, could create an impression that the trader is trading based on material non-public information. Transactions in options also may focus a covered person’s attention on short-term performance at the expense of HPE’s long-term objectives. Accordingly, transactions by covered persons in puts, calls or other derivatives of HPE’s securities, regardless of whether or not such securities or derivatives are traded on an exchange or in any other organized market, are prohibited.
Hedging Transactions
Certain transactions, such as prepaid variable forwards, equity swaps, collars and exchange funds, may allow a person to lock in much of the value of his or her stock holdings, often in exchange for giving up all or part of the potential for upside appreciation in the stock. These transactions allow the person to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, a covered person may no longer have the same objectives as HPE’s other stockholders. Therefore, covered persons are prohibited from engaging in any such transactions that involve HPE securities. Any questions about what constitutes a “hedging transaction” for purposes of this paragraph should be directed to Insider Trading Compliance at InsiderTrading.Compliance@hpe.com.
Margin Accounts and Pledges
Securities held in a “margin account,” which shall be deemed to mean a margin account in which HPE securities are subject to margin calls, may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan or, in many instances, if the value of the collateral falls. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material non-public information about HPE, covered persons are prohibited from holding HPE securities subject to margin calls in a margin account or pledging such securities as collateral.
9.Rule 10b5-1 Trading Plans.
U.S. insider trading laws permit a person to establish a “Rule 10b5-1 plan” at a time when the person is not aware of any material non-public information about HPE and then trade in HPE securities at a later time, even if that person is aware of material non-public information about HPE at the time of the transaction. Covered persons may only establish a 10b5-1 plan during an open window period, when not in possession of material, non-public information for use when trading in HPE securities. Information about establishing a Rule 10b5-1 plan is available on the Insider Trading Compliance site at: ITC 10b5-1 Information.
10.Post-Termination Transactions
The Policy continues to apply to your transactions in HPE securities or securities of other public companies engaged in business transactions with HPE even after your association with HPE has terminated. If you are aware of material non-public information when your relationship with HPE concludes, you, your Family Members, and any Related Entities may not trade in HPE securities or securities of such other company until that information has become public or is no longer material.
11.Company Repurchases of Shares
From time to time, HPE may engage in transactions in its own securities. It is HPE’s policy to comply with all applicable securities and state laws (including obtaining appropriate approvals by the Board of Directors or appropriate committee(s), if required) and this Policy when engaging in transactions in HPE’s securities.
Consequences
Compliance with this Policy is essential as there can be severe penalties for any failure to comply with the federal securities laws and SEC rules relating to insider trading, as well as disciplinary action by HPE. For example, if a covered person violates insider trading laws, both the covered person and HPE may be subject to severe civil and criminal penalties. The DOJ, SEC, NYSE, and FINRA investigate and pursue insider trading violations vigorously. A violation of the insider trading laws also constitutes a violation of HPE’s Standards of Business Conduct.
The consequences of a violation of this Policy are severe:
Traders and Tippers. Covered persons (or tippees) who trade on the basis of material non-public information can be subject to the following penalties (in addition to dismissal from HPE):
•Forfeiture of trading gains made or losses avoided, as well as civil penalties of up to three times the trading gains made or losses avoided;
•A criminal fine of up to $5,000,000 (no matter how small the profit);
•A jail term of up to 20 years;
•Injunctions against future violations; and
•Private party damages.
If a covered person tips information to a person who then trades, the covered person can be subject to the same penalties as the tippee, even if the covered person did not trade and did not profit from the trading made by the person who receives the tip.
Control Persons. HPE and HPE management, if they fail to take appropriate steps to prevent illegal insider trading, can be subject to “controlling person” liability for an insider trading violation, with the following potential penalties:
•A civil penalty of up to $1,000,000 (as adjusted for inflation from time to time per SEC guidelines) or, if greater, three times the profit gained or loss avoided as a result of the associate’s violation; and
•A criminal fine of up to $25,000,000.
Company-Imposed Sanctions. Failure to comply with this Policy may also subject covered persons to disciplinary action, including dismissal for cause, whether or not the covered person’s failure to comply results in a violation of law.
Training
The Legal Department will provide training through the Insider Trading Compliance staff with respect to these policies and procedures and HPE’s compliance with them and with the federal securities laws and SEC rules relating to insider trading periodically as appropriate.